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                              January 12, 2022

       Byron Roth
       Co-Chief Executive Officer
       Roth CH Acquisition III Co
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co
                                                            Amended Preliminary
Proxy Statement on Schedule 14A
                                                            Filed December 30,
2021
                                                            File No. 001-40147

       Dear Mr. Roth:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 15, 2021 letter.

       Revised Proxy Statement on Schedule 14A

       Summary of the Proxy Statement, page 19

   1.                                                   Refer to prior comment
3. Please revise the disclosure to clearly disclose the total consideration to be
paid, as previously requested.
       Risks Related to ROCR and the Business Combination, page 53

   2. We reissue prior comment 4. Please revise the sensitivity analysis to show a range of interim redemption
levels.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Byron Roth
Roth CH Acquisition III Co
January 12, 2022
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameByron Roth
                                                         Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co
                                                         Office of Real Estate
& Construction
January 12, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName